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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-13836
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN IV Tyco International (US) Inc. 9 Roszel Rd. Princeton, NJ 08540
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TYCO INTERNATIONAL LTD. The Zurich Center, Second Floor 90 Pitts Bay Road Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

ITEM 4 Financial Statements and Exhibits

  (a)
  Financial Statements

    Financial statements prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3.

  (b)
  Exhibits:

  23
  Consent of PricewaterhouseCoopers LLP, Independent Accountants (filed herewith).

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Financial Statements
December 31, 2002

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Table of Contents to Financial Statements

Page
Financial Statements:
Report of Independent Auditors	6
Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001	7
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	8
Notes to Financial Statements	9-17

        Supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Tyco International (US) Inc. Retirement
Savings and Investment Plan IV

        In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tyco International (US) Inc. Retirement Savings and Investment Plan IV (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As further described in Note 7, net participant balances of $119,442,246 were transferred into the Plan from other affiliated Tyco International (US) Inc. Retirement Savings and Investment Plans as a result of a reorganization of the plans effective August 3, 2002.

        As further described in Note 8, net participant balances from affiliated and other qualified plans in the amount of $1,292,155 were transferred into the Plan during the year ended December 31, 2002.

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 4, 2003

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Statement of Net Assets Available for Benefits

Assets

Investments held in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust:

	December 31,
	2002	2001
Investments
At fair value:
Shares of registered investment companies:
Bond Fund of America	$30,634,818	$22,512,526
Fidelity Freedom Income Fund	2,237,973	1,225,378
Fidelity Freedom 2000 Fund	3,473,293	2,165,042
Fidelity Freedom 2010 Fund	11,793,002	10,362,107
Fidelity Freedom 2020 Fund	12,225,395	10,714,238
Fidelity Freedom 2030 Fund	9,341,875	8,405,806
Fidelity Freedom 2040 Fund	638,131	274,141
Fidelity Growth Company Fund	108,266,510	107,655,501
Fidelity Puritan Fund	49,421,320	42,042,989
Fidelity U.S. Equity Index Pool Fund	38,429,052	44,842,960
Franklin Small-Mid Cap Growth A Fund	21,927,146	21,190,520
Janus Worldwide Fund	5,908,558	4,340,479
Neuberger Berman Guardian Trust Fund	25,578,809	25,921,464
PIMCO Capital Appreciation Fund	10,898,519	8,354,709
Templeton Foreign Fund A	11,150,367	9,866,872
Vanguard Windsor II Fund	11,744,116	8,356,362

Total registered investment companies	353,668,884	328,231,094
Tyco International Ltd. Stock Fund	85,462,751	240,501,797
Participant notes receivable	23,249,136	21,789,922

Total investments at fair value	462,380,771	590,522,813
At contract value:
Interest Income Fund	148,566,287	89,342,104

Total investments	610,947,058	679,864,917

Employer contributions receivable	1,176,627	3,611,165
Participants' contributions receivable	1,982,631	1,614,144

Total receivables	3,159,258	5,225,309

Total assets	614,106,316	685,090,226
Liabilities
Net payable to affiliated plans (see Note 7)	184,065	—

Net assets available for benefits	$613,922,251	$685,090,226

The accompanying notes are an integral part of these financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Sources of net assets
Investment loss from the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust	$(223,233,062)

Employer contributions	23,143,663
Participants' contributions	63,629,120

Total contributions	86,772,783

Total sources	(136,460,279)

Applications of net assets
Benefits paid to participants	55,002,780
Administrative expenses paid from forfeitures	278,506
Participant fees	160,811

Total applications	55,442,097

Net decrease prior to net transfers from reorganization and affiliated and other qualified plans	(191,902,376)
Net transfers from affiliated plans resulting from reorganization (Note 7)	119,442,246
Net transfers from affiliated and other qualified plans (Note 8)	1,292,155

Net decrease in net assets available for benefits	(71,167,975)
Net assets available for benefits:
Beginning of year	685,090,226

End of year	$613,922,251

The accompanying notes are an integral part of these financial statements.

1.    Description of Plan

        The Tyco International (US) Inc. Retirement Savings and Investment Plan IV (the "Plan") is a defined contribution plan sponsored by Tyco International (US) Inc. ("Tyco" or "Plan Sponsor"), and is available to certain salaried and hourly employees of Tyco affiliated companies (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

  Eligibility

        Plan participants must be at least eighteen years old and have met certain service requirements with the participating Companies.

  Contributions

        Contributions are subject to Internal Revenue Code ("IRC") limitations. Contributions to the Plan are funded on a per pay period basis.

        Participant contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation.

        Employer contributions—Certain voluntary contributions are matched by the Companies. Certain supplemental employer contributions are made based on the participants' years of service, in accordance with the terms of the Plan agreement. Participants in the Plan who previously participated in certain plans sponsored by former employers may be eligible for transitional benefits.

  Reorganization of Plans, Transfer and Merger Activity

        The Plan is one of seven Retirement Savings and Investment Plans ("RSIPs" or "Plans") sponsored by Tyco. Effective August 3, 2002, Tyco elected to restructure the various RSIPs so that the organization of the RSIPs more closely aligns with the organization of Tyco's business units. Administrative changes were also made to the RSIPs to simplify existing plan and payroll administration. This restructuring involved transferring participant balances of certain Tyco divisions from one RSIP to another. In certain cases, individuals who had participant balances in more than one RSIP had those accounts consolidated into one RSIP. See Note 7 for detail of transferred balances relating to the reorganization.

        In addition, as a result of acquisitions and divestitures by Tyco affiliated companies, there are certain plan mergers and related transfers from (to) affiliated and other qualified plans. See Note 8 for detail of transferred balances relating to plan mergers.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, employer contribution, and an allocation of earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Additionally, any participant who performs an hour of service after January 1, 2002 and is covered under a former employer's graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer's graded vesting schedule. Prior to January 1, 2002, a participant was generally 100 percent vested after five years of credited service. However, participants from a former employer's plan that was merged into the Plan could continue under the former plan's vesting schedule. Amounts forfeited prior to vesting are used to reduce future employer contributions (including any required qualified non-elective contributions, if any) and/or to pay plan administrative expenses.

  Forfeitures

        Nonvested forfeitures may be used to reduce expenses or matching contributions. During 2002, forfeitures used to reduce administrative expenses and contributions totaled $278,506 and $50,216, respectively. At December 31, 2002, forfeited nonvested accounts totaled $194,551.

  Investment Options

        Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis. The investment options consist of registered investment companies, the Interest Income Fund (see Note 5) and the Tyco International Ltd. Stock Fund (see Note 6).

  Participant Notes Receivable

        Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid by payroll deductions and upon termination of service, all loans must be repaid in full. Interest rates ranged from 4.25% to 10.5% and 5.0% to 12.0% at December 31, 2002 and 2001, respectively.

  Payment of Benefits

        On termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the participant's vested interest in their account or to have an annuity purchased by the Plan on their behalf, in accordance with the terms of the Plan agreement.

  Administrative Expenses

        Expenses for participant loan and hardship withdrawal transactions are paid by the Plan by reducing the balances of those participants initiating the transaction. Other expenses (generally including recordkeeping, communications, legal, consulting and audit fees) incurred in the administration of the Plan are offset against forfeitures, except for certain investment fees which are offset against investment income.

  Plan Administration

        The Plan is administered by a retirement committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

  Plan Termination

        Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual method of accounting.

  Investments in the Master Trust

        The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the "Master Trust") with other Tyco sponsored defined contribution plans. For the period from January 1, 2002 to April 1, 2002, the CIT Group Incentive Savings Plan, sponsored by CIT Group Inc., a former wholly-owned subsidiary of Tyco International Ltd., also participated in the Master Trust.

        The Plan's investment in the Master Trust is recorded at an amount equal to the Plan's interest in the underlying investments of the Master Trust. Investments of the Master Trust are stated at fair value with the exception of investment contracts and insurance contracts. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Investment and insurance contracts are valued at contract value (cost plus accrued interest) which approximates fair value. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each Plan's participants' ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

  Benefit Payments

        Benefit payments to participants are recorded when distributed.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    Income Tax Status

        The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated November 28, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is required.

4.    Investments in the Master Trust

        As explained in Note 2, the Plan's assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust's investment assets, provides recordkeeping and administrative functions for each of the Plans participating in the Master Trust, and executes investment transactions as directed by participants.

        The Plan's relative share of ownership of the total net assets of the Master Trust was approximately 20% and 19% at December 31, 2002 and 2001, respectively. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust.

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Notes to Financial Statements

        The net assets of the Master Trust are presented below. Investments that represent 5 percent of investments in the Master Trust are separately identified.

	December 31,
	2002	2001
Assets
Investments at fair value
Registered investment companies:
Fidelity Growth Company Fund	$443,157,938	$657,838,476
Fidelity Puritan Fund	189,303,466	210,416,688
Fidelity U.S. Equity Index Pool Fund	294,809,295	328,942,820
Other registered investment companies	811,334,742	756,574,492

Total registered investment companies	1,738,605,441	1,953,772,476
Tyco International Ltd. Stock Fund	263,392,988	701,135,894
Tyco International Ltd Stock ESOP Fund*	—	21,906,279
Pfizer Inc. Stock Fund**	31,570,837	45,050,041
Lucent Technologies, Inc. Stock Fund***	—	884,408
Avaya, Inc. Stock Fund***	—	50,776
Participant notes receivable	113,747,975	109,865,553

Total investments at fair value	2,147,317,241	2,832,665,427
Interest Income Fund:
Investment contracts at contract value	672,956,911	535,537,480
Insurance contracts at contract value	219,905,110	179,105,150
Bank collective investment funds at fair value	37,234,098	31,591,442

Total investments	3,077,413,360	3,578,899,499

Employer contributions receivable	14,359,363	16,308,838
Participants' contributions receivable	7,495,422	3,364,663

Total receivables	21,854,785	19,673,501

Total assets	3,099,268,145	3,598,573,000
Liabilities
Note payable to Tyco affiliate*	—	1,332,355

Net assets	$3,099,268,145	$3,597,240,645

*
Applied only to certain participants in Tyco International (US) Inc. Retirement Savings and Investment Plan I.

**
Applies only to certain participants in Tyco International (US) Inc. Retirement Savings and Investment Plans I, II, and III.

***
Applied only to certain participants in Tyco International (US) Inc. Retirement Savings and Investment Plan VII.

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Notes to Financial Statements

        The changes in net assets of the Master Trust are as follows:

Year Ended December 31, 2002
Sources of assets
Employer and participant contributions	$451,789,072
Interest and dividend income	74,164,662
Net depreciation—common shares	(506,126,520)
Net depreciation—registered investment companies	(465,908,173)

Total sources	(446,080,959)

Applications of assets
Benefits paid to participants	323,559,392
Administrative expenses paid from forfeitures	1,212,825
Participant fees	772,341
Interest expense	27,868

Total applications	325,572,426

Net decrease prior to net transfers from affiliated and other qualified plans	(771,653,385)
Net transfers from affiliated and other qualified plans	273,680,885

Net decrease in net assets	(497,972,500)
Net assets
Beginning of year	3,597,240,645

End of year	$3,099,268,145

5. Interest Income Fund

        The Interest Income Fund is an investment option offered to participants and is comprised of investment contracts issued by banks, investment companies and other financial institutions and bank collective investment funds. The following information relates to the Interest Income Fund for the Master Trust:

	Year Ended December 31, 2002
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	44	24	2.97%-7.72%	5.16%
	Year Ended December 31, 2001
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	109	21	4.50%-8.18%	5.92%

        Interest is credited on the contributions deposited in these contracts at a fixed rate as stipulated in the contract.

        The retirement committee approves all of the investments with the issuing companies using investment guidelines. These guidelines require issuers to have a credit rating of "A" or better and limit the total exposure to any single investment contract or issuer.

6. Related Party Transactions

        The Plan invests in a unitized stock fund, Tyco International Ltd. Stock Fund, which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Plan Sponsor. The unit values of the fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and Plan. During the year ended December 31, 2002, the Plan purchased units in the fund in the approximate amount of $85,300,000, sold units in the fund of approximately $79,480,000, and had net depreciation in the fair value of investments of approximately $(160,890,000). The total value of the Plan's investment in the fund was approximately $85,460,000 and $240,500,000 at December 31, 2002 and 2001, respectively. Certain of the Plan's assets are invested in registered investment companies for which Fidelity Management and Research Company ("FMR Corp.") provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Corp. and/or its affiliates by the Plan during the year ended December 31, 2002 were approximately $143,000. These transactions, as well as participant loans, qualify as party in interest transactions.

7. Net Transfers from Affiliated Plans Resulting from Reorganization

        Effective August 3, 2002, net assets from affiliated plans resulting from reorganization were transferred into (from) the Plan as follows:

Plan Name	Assets Transferred In	Assets Transferred Out	Net Assets Transferred
Tyco International (US) Inc. Retirement Savings and Investment Plan I	$176,069,230	$(26,999,497)	$149,069,733
Tyco Internationall (US) Inc. Retirement Saving and Investment Plan II	33,537	(29,594,904)	(29,561,367)
Tyco International (US) Inc. Retirement Savings and Investment Plan III	1,065,197	(1,076,016)	(10,819)
Tyco International (US) Inc. Retirement Savings and Investment Plan V	3,812,483	(3,867,784)	(55,301)

	$180,980,447	$(61,538,201)	$119,442,246

        Net payable to affiliated plans represents pending transfers between the various RSIP plans resulting from final adjustments to the reorganization balances of the RSIP plans. Net payable to affiliated plans at December 31, 2002 was as follows:

Plan Name	Due (To)	Due From	Net (Payable)
Tyco International (US) Inc. Retirement Savings and Investment Plan I	$(94,477)	$32,832	$(61,645)
Tyco International (US) Inc. Retirement Savings and Investment Plan II	(122,420)	—	(122,420)

	$(216,897)	$32,832	$(184,065)

8. Net Transfers from Affiliated and Other Qualified Plans

        During the year ended December 31, 2002, net assets from affiliated and other qualified plans were transferred into (from) the Plan as follows:

Plan Name	Date	Net Assets Transferred
Sensormatic Employee Stock Ownership Plan	6/12/02	$591,682
Smith Alarms, Inc. 401(k) Plan and Trust	12/2/02	820,171
Other transfers to affiliated and other qualified plans	Various dates	(119,698)

		$1,292,155

9. Litigation Contingency

        Tyco International Ltd. ("TIL") and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. The complaints purport to bring claims on behalf of the Plans and the participants therein.

        Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire.

        On February 3, 2003, the plaintiffs filed a Consolidated Amended Complaint asserting causes of action under ERISA. That complaint named as defendants TIL and certain of its present and former officers and directors, its wholly owned subsidiary Tyco, its retirement committee, and certain of its present and former officers, directors and employees. The complaint asserts that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following in TIL's financial statements: related-party transactions and executive compensation; mergers and acquisitions and the accounting thereof, as well as allegedly undisclosed acquisitions; and misstatements of financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in TIL shares when it was not a prudent investment. The plaintiffs seek a declaration that the defendants are not entitled to protection under ERISA's safe harbor provision; an order compelling the defendants to make good to the Plans all losses caused by the defendants' alleged breaches of fiduciary duty; imposition of a constructive trust on any amounts by which any defendant was unjustly enriched; an order enjoining future violations of ERISA; actual damages in the amount of any losses the Plans suffered; costs and attorneys' fees; and an order for equitable restitution and other appropriate equitable monetary relief.

        On April 4, 2003, TIL and several other defendants moved to dismiss the consolidated complaint. Shortly thereafter the other defendants also moved to dismiss. TIL's motion to dismiss remains pending before the court.

        On July 24, 2002, TIL received notice that the U.S. Department of Labor ("DOL") had initiated a review of one of the seven RSIPs. As the investigation progressed, it expanded to encompass all seven RSIPs.

        In conjunction with the inquiry, the DOL made several requests for documentation and information regarding the Plans. Recently, the DOL issued subpoenas for records from TIL and from Fidelity Management Trust and Fidelity Investments Institutional Operations Company, Inc. in their capacity as trustee and recordkeeper, respectively, for the RSIPs.

        The current focus of the DOL's inquiry concerns investment losses allegedly experienced by the RSIPs due to their investments in TIL common shares. The DOL has authority to bring suit on behalf of the RSIPs and their participants against those acting as fiduciaries to the RSIPs for recovery of losses and additional penalties, although it has not informed TIL of any intention to do so. The DOL has given no indication of any preliminary conclusions based on its inquiry to date, nor has it offered a timeframe in which it anticipates concluding its inquiry.

10. Subsequent Events

        During the first half of the year ended December 31, 2003, net assets from affiliated and other qualified plans were transferred into the Plan as follows:

Plan Name	Date	Assets Transferred
SSH (Alarmguard) Inc. 401(k) Savings Plan	6/16/03	$606,000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) RETIREMENT SAVINGS AND INVESTMENT PLAN IV
Date: October 21, 2003	By:	/s/ DAVID J. FITZPATRICK
Member, Investment Committee

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TABLE OF CONTENTS
REQUIRED INFORMATION
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Financial Statements December 31, 2002
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Table of Contents to Financial Statements
Report of Independent Auditors
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Statement of Net Assets Available for Benefits
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Notes to Financial Statements
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Notes to Financial Statements
SIGNATURES